

January 31, 2012

<u>Via Facsimile</u>
Mr. Christopher M. Hix
Senior Vice President and Chief Financial Officer
OM Group, Inc.
127 Public Square
1500 Key Tower
Cleveland, Ohio 44114

    RE: OM Group, Inc.
           Form 10-K for the Year Ended December 31, 2010
           Filed February 24, 2011
           File No. 1-12515

Dear Mr. Hix:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Rufus Decker

                    Rufus Decker
                    Accounting Branch Chief